Exhibit 99.1

Commtouch Reports Strong Growth in Operating Cash Flow to $1.6 Million in the Third Quarter
Non-GAAP Net Income Increased by 19% to $1.2 Million

Sunnyvale, Calif. – November 4, 2009 – Commtouch® (NASDAQ: CTCH), a leading messaging and Web security technology provider, today announced its third quarter 2009 results.

Third Quarter 2009 Financial Highlights:

•	Revenues increased by 8% to $3,899 thousand as compared with the third quarter of 2008
•	Net income (US GAAP) increased by 32% to $849 thousand
•	Net income (Non-GAAP) increased by 19% to $1,199 thousand
•	Strong operating cash flow of $1,558 thousand
•	The Company signed agreements with 10 new OEM partners

2009 Third Quarter Results:

•	Revenues for the third quarter of 2009 increased by 8% to $3,899 thousand compared to $3,622 thousand in the third quarter of 2008.

•	Net income in accordance with US Generally Accepted Accounting Principles (US GAAP) for the third quarter of 2009 was $849 thousand, as compared with $644 thousand in the third quarter of 2008.

•
Non-GAAP net income for the third quarter of 2009 was $1,199 thousand, as compared with non-GAAP net income of $1,007 thousand for the third quarter of 2008. Non-GAAP net income for the third quarter of 2009 excludes $350 thousand of stock-based compensation expenses, recorded in accordance with Financial Accounting Standards No. 123R.

•	Deferred Revenues (long-term and short-term) as of September 30, 2009 amounted to $2,888 thousand, compared to $2,976 in deferred revenues as of December 31, 2008.

•	Operating cash flow for the third quarter of 2009 was $1,558 thousand, compared to $671 thousand in the third quarter of 2008.

•
During the third quarter of 2009, the company continued executing its share buy-back program. As of September 30, 2009, the company had expended a total of $3,698 thousand out of the buy-back program of $5 million for the repurchase of 1,811 thousand shares at an average price of $2.04. The company intends to continue to implement the buy-back program under the guidance of its Board of Directors.

•
Cash, short-term cash deposits and marketable securities as of September 30, 2009, amounted to $16,542 thousand, compared to $16,401 thousand as of December 31, 2008. The change is primarily the result of the positive operating cash flow as offset by the buy-back program.

•	The Company signed agreements with ten new OEM partners during the third quarter, resulting in a total of 131 OEM partners using Commtouch messaging and/or Web security technologies.

“Throughout 2009, we have been successful in maintaining the growth of our company, strengthening our customer base, increasing profits and improving cash flow, rising above the difficulties in the world economy,” said Gideon Mantel, chief executive officer and chairman of the board. “For 2010, we are confident that our growth rate will accelerate for both the top and bottom line over 2009.”

Business Outlook

Management expects to meet its annual guidance with expected annual revenues in the range of $15.1 to $15.4 million and non-GAAP net income above $4 million.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Use of Non-GAAP Measures

Commtouch’s non-GAAP net income differs from results reported under U.S. GAAP due to non-cash items; since it is too early to determine the impact of stock-based compensation expense for the rest of the 2009 year, Commtouch is not providing guidance on GAAP net income. Stock-based compensation expense has a negative impact on net income.

This press release includes financial measures for net income (loss), basic and diluted earnings per share that exclude stock-based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the company's net income or loss and earnings or loss per share and to compare it with historical net income or loss and earnings or loss per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call
The company has scheduled a conference call later today, Wednesday, November 4, 2009 at 9 a.m. EST.

To participate in the call, please dial one of the following numbers ten minutes prior to the start time of the call:

U.S.: 1 866 860 9642;
ISRAEL: 03 918 0609;
INTERNATIONAL: +972 3 918 0609

The call will be available simultaneously via webcast through a link on Commtouch’s website, at: www.commtouch.com. For those unable to listen to the live call, a replay of the call will be available the day after the call in the investor relations section of Commtouch’s website.

About Commtouch

Commtouch® (NASDAQ: CTCH) provides proven messaging and Web security technology to more than 100 security companies and service providers for integration into their solutions. Commtouch’s patented Recurrent Pattern Detection™ (RPD™) and GlobalView™ technologies are founded on a unique cloud-based approach, and work together in a comprehensive feedback loop to protect effectively in all languages and formats. Commtouch technology automatically analyzes billions of Internet transactions in real-time in its global data centers to identify new threats as they are initiated, protecting email infrastructures and enabling safe, compliant browsing. The company’s expertise in building efficient, massive-scale security services has resulted in mitigating Internet threats for thousands of organizations and hundreds of millions of users in 190 countries. Commtouch was founded in 1991, is headquartered in Netanya, Israel, and has a subsidiary in Sunnyvale, Calif.

Stay abreast of the latest news at the Commtouch Café: http://blog.commtouch.com. For more information about enhancing security offerings with Commtouch technology, see http://www.commtouch.com or write to info@commtouch.com.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release, including those relating to a) the company’s business outlook for 2009 and b) the company’s performance in 2010, are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products,  as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact Ron Ela Chief Financial Officer Tel: (US) 650-864-2291 (int’l) +972-9-863-6813 ron.ela@commtouch.com	Investor Relations Contact Ehud Helft / Kenny Green GK Investor Relations Tel: (US) +1 646-201-9246 (Int’l) +972-3-607-4717 commtouch@gkir.com

** Tables to Follow **

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30	December 31
	2009	2008
	Unaudited	Audited
	In US$ thousands

Assets:
Current Assets:
Cash and cash equivalents	$16,043	$13,661
Short term cash deposit	499	740
Short term marketable securities	-	2,000
Trade receivables	1,675	1,614
Prepaid expenses and other accounts receivable	490	389
Total current assets	18,707	18,404

Long-term lease deposits	59	64
Severance pay fund	869	720
Property and equipment, net	756	771
Investment in affiliate	1,227	750
Total assets	21,618	20,709

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	398	253
Employees and payroll accruals	760	726
Accrued expenses and other liabilities	196	237
Short-term deferred revenue	2,186	2,341
Total current liabilities	3,540	3,557

Long-term deferred revenue	702	635
Accrued severance pay	1,000	857
Total liabilities	1,702	1,492

Shareholders’ equity	16,376	15,660
Total liabilities and shareholders’ equity	$21,618	$20,709

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$3,899	$3,622	$11,175	$10,591

Cost of revenues	596	466	1,625	1,374

Gross profit	3,303	3,156	9,550	9,217

Operating expenses:

Research and development	806	780	2,357	2,353

Sales and marketing	1,025	1,043	3,045	3,025

General and administrative	772	797	2,250	2,505

Total operating expenses	2,603	2,620	7,652	7,883

Operating profit	700	536	1,898	1,334

Financial (expenses) income, net	149	108	83	299

Income before taxes	849	644	1,981	1,633

Taxes on income	-	-	-	7

Net income attributable to ordinary and equivalently participating shareholders
	$849	$644	$1,981	$1,626

Earning per share- basic	$0.03	$0.02	$0.08	$0.06

Earning per share- diluted	$0.03	$0.02	$0.08	$0.06

Weighted average number of shares outstanding:
Basic	24,345	25,908	24,704	25,666

Diluted	25,308	26,198	25,254	26,686

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP

(In US$ thousands)

	Three months ended
	September 30

	GAAP	FAS123R	Non GAAP	GAAP	FAS123R	Non GAAP
	2009	Adjustments	2009	2008	Adjustments	2008
	Unaudited

Revenues	$3,899		$3,899	$3,622		$3,622

Cost of revenues	596	11	585	466	11	455

Gross profit	3,303	(11)	3,314	3,156	(11)	3,167

Operating expenses:

Research and development	806	80	726	780	68	712

Sales and marketing	1,025	82	943	1,043	78	965

General and administrative	772	177	595	797	206	591

Total operating expenses	2,603	339	2,264	2,620	352	2,268

Operating profit	700	350	1,050	536	363	899

Financial (expenses) income, net	149		149	108		108

Net income	$849		$1,199	$644		$1,007

Earning per share- basic	$0.03		$0.05	$0.02		$0.04

Earning per share- diluted	$0.03		$0.05	$0.02		$0.04

Weighted average number of shares outstanding:
Basic	24,345		24,345	25,908		25,908

Diluted	25,308		25,308	26,198		26,198

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP

(In US$ thousands)

	Nine months ended
	September 30

	GAAP	FAS123R	Non GAAP	GAAP	FAS123R	Non GAAP
	2009	Adjustments	2009	2008	Adjustments	2008
	Unaudited

Revenues	$11,175		$11,175	$10,591		$10,591

Cost of revenues	1,625	31	1,594	1,374	35	1,339

Gross profit	9,550	(31)	9,581	9,217	(35)	9,252

Operating expenses:

Research and development	2,357	226	2,131	2,353	250	2,103

Sales and marketing	3,045	228	2,817	3,025	227	2,798

General and administrative	2,250	524	1,726	2,505	741	1,764

Total operating expenses	7,652	978	6,674	7,883	1,218	6,665

Operating profit	1,898	1,009	2,907	1,334	1,253	2,587

Financial (expenses) income, net	83		83	299		299

Income before taxes	1,981		2,990	1,633		2,886

Taxes on income	-		-	7		7

Net income	1,981		$2,990	$1,626		$2,879

Earning per share- basic	$0.08		$0.12	$0.06		$0.11

Earning per share- diluted	$0.08		$0.12	$0.06		$0.11

Weighted average number of shares outstanding:
Basic	24,704		24,704	25,666		25,666

Diluted	25,254		25,254	26,686		26,686

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(In US$ thousands)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
Cash flow from operating activities	Unaudited	Unaudited	Unaudited	Unaudited

Net income	$849	$644	$1,981	$1,626

Adjustments:
Depreciation	121	120	366	343
Compensations related to options issued to employees and consultants	363	375	1,029	1,290

Changes in assets and liabilities:
Increase in trade receivables	(35)	(69)	(61)	(260)
Decrease (Increase) in prepaid expenses and other receivables	12	(39)	(118)	61
Increase (decrease) in accounts payable	128	(75)	142	(30)
Increase (decrease) in employees and payroll accruals, accrued expenses and other liabilities	44	(98)	(7)	(61)
Increase (decrease) in deferred revenues	112	(187)	(88)	(617)
(Decrease) increase in accrued severance pay, net	(36)	-	(6)	6
Net cash provided by operating activities	1,558	671	3,238	2,358

Cash from investing activities

Change in short term cash deposit	(1)	-	241	1,300
Sales of marketable securities	4,949	-	2,000	-
Change in long - term lease deposits	(12)	1	5	(28)
Investment in affiliate	-	-	(477)	-
Purchase of property and equipment	(173)	(125)	(331)	(397)
Net cash provided by (used in) investing activities	4,763	(124)	1,438	875

Cash flows from financing activities

Buyback of outstanding shares	(910)	(90)	(2,364)	(90)
Proceeds from options and warrants exercises	-	42	70	844
Net cash (used in) provided by financing activities	(910)	(48)	(2,294)	754

(Decrease) increase in cash and cash equivalents	5,411	499	2,382	3,987
Cash and cash equivalents at the beginning of the period	10,632	14,295	13,661	10,807
Cash and cash equivalents at the end of the period	$16,043	$14,794	$16,043	$14,794